We are far

more than

meets the

eye. Actually,

three times

more.

Greater Bay Bancorp Annual Report 2005

Allow us to explain.

We are not just one bank.

2005 Annual Report 3

Regional Community Banking

Commercial Insurance Brokerage

Specialty Finance

We are three dynamic enterprises:

4 Greater Bay Bancorp

1. A strong regional bank with deep community roots and broad capabilities.

2005 Annual Report 5

2. One of the largest commercial insurance brokerages in the western United States.

6 Greater Bay Bancorp

3. A national leader in specialized lending and leasing.

2005 Annual Report 7

Solutions

Asset-Based Lending

Cash Management Services

Commercial Banking

Commercial Insurance Brokerage

Construction Financing

Equipment Financing

Foreign Exchange Services

International Banking

Lease Financing

Personal and Private Banking

Residential Lending

Small Business Administration Lending

Trust and Investment Services

Venture Banking

We bring a wealth of financial solutions to our clients.

8 Greater Bay Bancorp

Yet, we are absolutely nothing without our relationships.

2005 Annual Report 9

On community banking relationships:

Newman’s Own® Organics:

The Second Generation with Coast Commercial Bank

“Community involvement is one of the cornerstones of our company, so it’s important that the place we bank has values that mesh with our own. Coast Commercial Bank fits us perfectly. They give back to the community, just as we do.”

NELL NEWMAN Co-Founder and President,

Newman’s Own® Organics: The Second Generation

Aptos, California

10 Greater Bay Bancorp

2005 Annual Report 11

Newman’s Own® Organics:

The Second Generation

Client Since:

2000

Industry:

Organic food products and produce Premium pet foods

Business Goal:

Creating certified organic products that generate money for charity

Clients:

Nell Newman, President Peter Meehan, CEO Robin Sirakides, CFO Paul Newman, Inspiration

Banking Relationship with:

Kristine Ronzano, Coast Commercial Bank

Bank Products and Services:

Business and personal accounts Line of credit Online banking

Transforming everyday life. As co-founder and president of Newman’s Own® Organics, Nell Newman focuses on the big picture: spreading her ideals about sustainable agriculture, organic and Fair Trade products, and corporate philanthropy in an effort to protect the planet. Inspired by her father, Paul Newman, who founded Newman’s Own® a decade earlier, Newman’s Own® Organics opened for business in 1993 with the slogan, “Great tasting products that just happen to be organic.” The company markets dozens of organic products that are certified by Oregon Tilth, a third-party certifying agency for organic farmers. Products range from pretzels, cookies, and other snack foods, to extra virgin olive oil and balsamic vinegar, fresh produce, dried fruit, pet food, and more. “When co-founder and CEO Peter Meehan and I started the company, we wanted to show that organic food is not just healthy and good for the planet—it’s delicious!” says Nell. With everything she has on her plate, Nell needs a bank that is knowledgeable, efficient, and accommodating, yet reflects her values—qualities that Coast Commercial Bank possesses.

12 Greater Bay Bancorp

NELL AND PAUL      PETER      ROBIN      KRISTINE

Working with Peter and CFO Robin Sirakides, Kristine Ronzano, their Coast Commercial Bank relationship manager, keeps things running smoothly. As Robin says, “With Kristine at the helm, our banking is rock-solid and worry-free. She and the other people at Coast are extremely helpful. Whether I’m in my car or out of the country, they handle things as though I’m standing right in front of them.” Besides Coast’s prompt service and personal touch, another advantage that Robin appreciates is access to comprehensive financial tools that can meet the company’s expanding needs. Equally important, says Robin, “Coast Commercial Bank and its employees are deeply rooted in the community and support, as well as serve, local charitable organizations. It’s part of the ‘something extra’ that makes them right for us.”

Since 1982, Paul Newman has donated $200 million from the profits from Newman’s Own® and royalties after taxes from Newman’s Own® Organics to support charitable and educational organizations worldwide.

—Paul and Nell Newman

I appreciate the ease of working with Kristine. As our company continues to expand in new directions, I feel comfortable knowing Coast will be there to provide its support.

—Robin Sirakides

2005 Annual Report 13

On specialized lending and community banking relationships:

Hugh Champagne, DDS with Matsco and Greater Bay SBA Lending

“Hurricane Katrina was far more devastating than anyone can imagine. Without Matsco’s personal assistance and generous payment extension, I doubt my dental practice could have ever recovered from the disaster.”

DR. HUGH CHAMPAGNE

Terrytown, Louisiana

14 Greater Bay Bancorp

2005 Annual Report 15

Hugh Champagne, DDS

Client Since:

2002

Industry:

General and cosmetic dentistry

Business Goal:

Excelling in dental care for the people of Louisiana

Lending Relationships with:

Richard Armstrong, Matsco Karen Marsh, Matsco Keith Merklin, Greater Bay SBA Lending

Lending Products and Services:

Matsco practice acquisition loan Greater Bay SBA loan

Responding to disaster. When Hurricane Katrina made landfall on New Orleans on August 29, 2005, a wide swath of destruction followed in its wake. Although flooding was less severe in the area known as the west bank, where Dr. Hugh Champagne has his dentistry office, the impact of fierce winds was nearly as devastating. The roof of the building that housed his long-established practice was virtually torn off, and his exam rooms and interior walls were inundated with pouring rain. With his livelihood disrupted, his family, staff, and patients suffering untold losses, his situation had the hallmarks of a business and personal disaster. The decision to help Dr. Champagne and others like him was easy to make, says Karen Marsh, portfolio operations manager at Matsco, a member of Greater Bay’s specialty finance group and a leading national lender for dental practice financing in the United States. “After such a horrific event, it was simply the right thing to do.” Matsco acted swiftly to turn off automatic debits for clients affected by the hurricane to lessen immediate financial burdens. Karen and her team reached

16 Greater Bay Bancorp

HUGH      RICHARD      KAREN      KEITH

out to as many clients as they could locate, working with them to assess their individual needs and identifying the most appropriate solutions. For Dr. Champagne, Matsco provided a payment deferral—a three-month extension with no principal payment due. The payoff? After more than two months of struggle and financial hardship, Dr. Champagne is back in business. What’s more, with Keith Merklin’s help from Greater Bay SBA Lending, he’s about to realize his dream of buying his building. “As an eighth-generation son of New Orleans, I’ve experienced many major hurricanes,” he says. “Yet Katrina was different, more devastating and long-lasting in its impact. But on even the worst day, I never thought about quitting. Back in 2002, Richard Armstrong at Matsco enabled me to buy my practice. Now, thanks to Matsco’s generosity and the SBA loan from Greater Bay, I can keep doing the work I love.”

Back in 2002, Matsco enabled me to buy my practice.

Now, thanks to Matsco’s generosity and the SBA loan from Greater Bay, I can keep doing the work I love.

—Dr. Hugh Champagne

2005 Annual Report 17

100 Black Men of San Jose, Inc.
Achievekids
ADA Foundation
Air Craft Casualty Emotional Support Services, Inc.
Alameda County Community Food Bank, Inc.
Alliance for Community Development
Almaden Valley Youth Counseling Services
Alzheimer's Association
American Animal Hospital Association Foundation, Inc.
American Cancer Society
American Heart Association, Inc.
American Institute for Social Justice
American Liver Foundation
American Red Cross San Francisco Bay Area
ARH Recovery Homes, Inc.
Art Works Downtown, Inc.
Arthritis Foundation
Asian Americans for Community Involvement – Santa Clara
Asian Health Services
Association for Senior Day Health
Avenidas Senior Center Auxiliary
Ballet Guild
Bay Area Community Resources
Bay Area Sports Organizing Committee
Belmont-Redwood Shores School Foundation
Boy Scouts of America
Boys & Girls Clubs Bring Me A Book Foundation
Businesses United in Investing Lending and Development
Cabrillo Music Festival
California Congress of Parents and Teachers, Inc.
California Independent Film Festival Association
California Reinvestment Committee, Inc.
California Symphony Orchestra
California Youth Symphony
Canopy Trees for Palo Alto
Castilleja School Foundation
Center for Independence of the Disabled, Inc.
Center for Volunteer and Non-Profit Leadership of Marin
Child Care Coordinating Council
Children's Council of San Francisco
Children's Health Council
Children's Musical Theater
Children's Pre-School Center, Inc.
Coalition for Excellence in Science Education
Community Association for Rehabilitation, Inc.
Community Foundation of Silicon Valley
Computer History Museum
Conflict Resolution Center of Santa Cruz County
CORO Northern California
Court Appointed Special Advocates
Crowden School
Cultural Council of Santa Cruz County
Cupertino Community Services
Cupertino Educational Endowment
Foundation Cystic Fibrosis Research, Inc.
Day School Foundation
Diabetic Youth Foundation
East Bay Community Foundation
Family & Children Services
Family Connections
Family Service Agencies
Food Bank of Contra Costa & Solano
Foothill-DeAnza College Foundation
Foundation for San Francisco's Architectural Heritage
Free at Last
Fremont Union High School Foundation
Gateway School
George A. Spiliotopoulos Memorial Scholarship Fund, Inc.
Girls' Club of the Mid-Peninsula
Girlsource, Inc.
Green Foothills Foundation
Habitat for Humanity
Harbor Point Charitable Foundation
Homeless Community Resources Center
Hospice Caring Project of Santa Cruz County
Housing Industry Foundation
Housing Leadership Council of San Mateo County
Housing Trust of Santa Clara County
Human Investment Project of the Peninsula
Humane Society of Silicon Valley
Imagine Bus Project
InnVision, The Way Home
Institute for International Education
Integrated Community Services
International Institute of the East Bay
Iris & B. Gerald Cantor Center for Visual Arts
Jacob's Heart Children's Cancer Association
Junior Achievement Juvenile Diabetes
Research Foundation International
Kainos Home & Training Center
KARA, Inc.
Lafayette Community Foundation
Land Trust of Santa Cruz County
Leadership California
Legal Aid of Sonoma County
Legal Aid Society of San Mateo County
Lenders for Community Development
Leukemia & Lymphoma Society, Inc.
Life Lab Science Program
Lowell Sports Foundation
Lunar New Year Unity Parade
Marin Agricultural Land Trust
Marin Community Food Bank
Millbrae Community Foundation
Mission Hospice Inc.
Museum of Art and History
National Coalition of 100 Black Women, Inc.
National Conference for Community and Justice
National Hispanic University
NOWBO Inc.
New Music Works
New Vision Santa Rosa Foundation
Next Door Solutions to Domestic Violence
North Bay Children's Center, Inc.
Northern California Community Loan Fund
Notre Dame de Namur University
Peninsula Children's Center Charter Auxiliary
Peninsula Community Foundation
Peninsula Conflict Resolution Center
Peninsula Open Space Trust
Peninsula Stroke Association
Peninsula Volunteers
Petaluma Ecumenical Properties
Petaluma Educational Foundation
Petaluma People Services Center
Philanthropic Ventures Foundation
Public Counsel Law Center
Rebuilding Together Petaluma, Inc.
Redwood City Police Activities League
Redwood City Rotary Charitable Foundation
Redwood City Sequoia Awards, Inc.
Redwood Empire Food Bank
Richmond Street Foundation
RotaCare International, Inc.
Rotary Foundation
Ruby Hill Giving Thanks Charity
Sacred Heart Community Service
San Francisco 49ers Academy
San Francisco AIDS Foundation
San Francisco Bowl Game Association
San Francisco Food Bank
San Francisco General Hospital Foundation
San Francisco Maritime National Park Association
San Francisco School Volunteers
San Francisco Symphony
San Francisco Zoological Society
San Jose Children's Discovery Museum
San Jose Grail Development Corporation
San Jose Repertory Theatre
San Jose State University Foundation
San Leandro Scholarship Foundation
San Mateo County Community College Foundation
San Mateo Police Activities League
Santa Clara University
Santa Cruz Cancer Benefit Group, Inc.
Santa Rosa Symphony Association
Second Harvest Food Banks
Sequoia Hospital Foundation
Shelter Network of San Mateo County
Sisters of Mercy of The Americas
Sonoma State University Academic Foundation
Soroptimist International
South of Market Foundation
SRM Alliance Hospital Services
Stanford University
Sutter Adopt-A-Family, Inc.
Symphony Silicon Valley
TMC Development Working Solutions
Tony La Russa's Animal Rescue Foundation, Inc.
United Way
U.C. Santa Cruz Foundation
Valle Monte League, Inc.
Viet Heritage Society, Inc.
Volunteer Center of Santa Cruz County

We believe in giving back.

East Bay Leadership Foundation
East Palo Alto Community Alliance & Neighborhood
East Palo Alto Micro-Business Initiative
Eastfield Ming Quong, Inc.
Eastside College Preparatory School
Ecumenical Hunger Project
Eden Housing, Inc.
El Camino Hospital Foundation
El Pajaro Community Development Corp.
Elios Foundation
Elizabeth F. Gamble Garden Center
Oakland Small Business Growth Center, Inc.
Ombudsman-Advocate, Inc.
O'Neill Sea Odyssey
Ophelia Project
Opportunities Industrialization Center West
Pacific Autism Center for Education
Palo Alto Community Child Care
Palo Alto Community Fund
Pancreatic Cancer Action Network, Inc.
Pathways Hospice Foundation
Peninsula Center for the Blind
Washington Hospital Foundation
Women's Initiative for Self Employment
Woodside-Atherton Auxiliary
World Affairs Council of Northern California
YMCA
Your Future is Our Business
Youth & Family Enrichment Services
Youth in Arts
Zen Hospice Project

And many more

18 Greater Bay Bancorp

In our business, we call this reinvesting. We understand the importance that people ascribe to the quality of life in the communities where they live and work. And the vibrancy of our communities is integral to our success as well. That is why it is our principle and our practice to give back—both personally and as a company—in terms of our time, our energies, and our philanthropy. In that same spirit, we are also proactive in seeking new and innovative ways to satisfy the broadest possible borrowing and investing needs that help to sustain the vitality of our communities—loans for affordable housing, investment in tax-exempt financings, and innovative lending to educational, social service, and other not-for-profit civic interests, just to name a few. We participate in a wide spectrum of community endeavors and encourage our employees to give generously of their time—which translated into literally thousands of hours of volunteer service during 2005 alone.

2005 Annual Report 19

On commercial insurance relationships:

Yahoo!® Inc. with ABD Insurance and Financial Services

“After 12 years, Yahoo!® has become a global phenomenon, highly competitive, constantly evolving. We need people who can meet challenges head-on. ABD gives us that and more. They actually act like they work here, and deliver on all their promises.”

GIDEON YU SVP Finance and Treasurer, Yahoo! Inc.

Sunnyvale, California

20 Greater Bay Bancorp

2005 Annual Report 21

Yahoo!® Inc.

Client Since:

2003

Industry:

Global Internet portal

Business Goal:

Achieving complete connectivity of information, communication, and entertainment

Client:

Gideon Yu,

SVP Finance and Treasurer

Insurance Relationship with:

Brian Hetherington, ABD

Insurance Products and Services:

Liability insurance Property insurance Workers’ compensation

Protecting global business. Gideon Yu has a lot to be happy about. He’s SVP Finance and Treasurer at Yahoo!, a company that sprung from an idea hatched in a garage 12 years ago and is now the world’s largest global online network of integrated services. Working at Yahoo!’s Sunnyvale, California headquarters, Gideon is experiencing firsthand the renewed economic buoyancy of Silicon Valley—once again a prosperous hub of energy, initiative, and creativity. Another thing that pleases Gideon is his ongoing relationship with ABD Insurance and Financial Services. “When ABD pitched Yahoo! in 2003, they had a huge, uphill battle against insurance giants,” says Gideon. “But ABD’s team was aggressive, professional, and possessed the client-focused philosophy of service we were seeking. They won a big chunk of our business, from property and casualty insurance to workers’ compensation.” The result? “We hoped to get half of what they promised, but Brian Hetherington and his entire ABD team delivered on all of it.” With offices around the globe, Yahoo! relies on ABD to handle an effective international risk management

22 Greater Bay Bancorp

GIDEON      BRIAN

and insurance program everywhere the company does business. “ABD and its Worldwide Broker Network (WBN) partners know how to work with unconventional, fast-moving companies like Yahoo!. Their focus, knowledge, availability, and fresh thinking are the best. They’re always willing to help, with small stuff as well as large; whether administering claims or handling random inquiries—essentially, they help with everything.” Whatever the future holds over the next 12 years, Yahoo! seems destined for a starring role, as the company broadens and deepens its array of products and services that enable users to connect, communicate, create, access, and share information online. Likewise, Brian believes that ABD’s relationship with Yahoo! will continue to grow and flourish. “They trust us to provide the expertise, advocacy, and answers they need, and our Technology Services Group goes the extra mile to gain their respect, confidence, and long-term loyalty. It’s just the way we do business.”

When it comes to implementing and managing an effective international risk management and insurance program, the bottom line is that ABD provides integrated global services that let us stay focused on the bigger challenges.

—Gideon Yu

2005 Annual Report 23

On specialized and community banking relationships:

Calix Networks, Inc. with Greater Bay Venture Banking and Bank of Petaluma

“We have a very supportive, collaborative relationship with Greater Bay Venture Banking and Bank of Petaluma. Working smoothly together, they provide us with all the expertise and resources we need, from arranging business financing to handling our business banking.”

CARL RUSSO President and CEO, Calix Networks, Inc.

Petaluma, California

24 Greater Bay Bancorp

2005 Annual Report 25

Calix Networks, Inc.

Client Since:

2003

Industry:

Telecommunications Network equipment suppliers

Business Goal:

Expanding access through innovation

Client:

Carl Russo, President and CEO

Banking Relationships with:

Robert Roland, Greater Bay Venture Banking Howard Daulton, Bank of Petaluma

Bank Products and Services:

Business accounts Business financing Cash management International banking Online banking Trust services

Nurturing innovative companies. In today’s fiercely competitive business environment, an emerging company needs more than a visionary idea or an ingenious product. To grow into a market leader, it needs ready access to well-structured financing and skillful professional bankers. That’s what prompted president and CEO Carl Russo of Calix Networks, a supplier of telecommunications equipment, to become a client of Greater Bay Venture Banking and Bank of Petaluma. Calix is led by an exceptional executive management team, comprised of respected industry leaders with proven track records in building and operating leading-edge technology companies. The company has grown steadily, helping its clients to transform legacy copper and fiber optic networks into next-generation Internet protocol-based-networks that enable the delivery of next-generation information, communication, and entertainment services. “We are privileged to have established a mutually beneficial working relationship with Calix, and to have been part of its outstanding growth,” says Robert Roland of Greater Bay Venture Banking. “Calix seems certain to thrive. It has a singular ability

26 Greater Bay Bancorp

CARL      ROBERT      HOWARD

to listen and to understand its customers’ unique business needs and objectives. Using that understanding to develop product and service solutions, Calix enables its customers to be successful in the market-place.” Over the past few years, the banking relationship Calix has with Howard Daulton, president and CEO of Bank of Petaluma, and his team, has broadened to include a host of complementary banking services. As Calix’s business has grown, so has its need for more comprehensive solutions, such as cash management services, online banking and lockbox services, business accounts, international banking, and trust services. “A broad-based coordinated effort best serves our clients,” Robert says. “Howard and his team shine in that regard. Together, we can provide Calix with genuine value.” Howard is equally satisfied, believing that his collaboration with Rob is proof of Greater Bay’s “best-of-both-worlds” advantage. “When Calix is looking to resolve concerns or meet opportunities head-on, we can count on Greater Bay Venture Banking and Bank of Petaluma for their resourcefulness and ongoing support,” Carl concludes.

To outpace our competition demands a clear focus. With Greater Bay Venture Banking and Bank of Petaluma on our team, we’ve already got a head start to achieving our goals.

—Carl Russo

2005 Annual Report 27

March 31, 2006

To Our Shareholders:

BYRON A. SCORDELIS

To Our Shareholders:

We are pleased to report that your company delivered another solid year of progress in our operating performance, which generated earnings of $97.2 million or $1.64 per diluted share for the year ended December 31, 2005—an increase of $4.3 million ($0.14 per diluted share) or 9.3% in earnings per share growth.

These results were achieved without compromise to our abiding belief in the virtue of our relationship-based banking model. It remains our conviction that your interests are best served by an operating culture in which local people working in local markets are empowered to make local decisions based upon local knowledge. In that spirit, we further shaped and refined your company during the past year, and believe that our performance and our competitive position are a testament to the strategic power of that core operating philosophy.

While accelerated growth in our regional banking environment remained a challenge, our unwavering adherence to our belief in the long-term superiority of both our market and our business model enabled us to achieve exceptional progress in several key areas:

First, the quality of our credit portfolio at year-end was enviable by virtually any standard—a reflection of our disciplined administrative practices and our policy-driven imperative to originate sound loans for constructive purposes. Net loan losses represented only 0.24% of total loans—an 80% decline in this loss rate over the past three years. Many of our credit metrics now rival those of “best of breed” peers on a national scale—an accomplishment of particular note in light of the difficulties posed by our regional economy during the past five years.

With a current financial services industry landscape characterized by an abundance of liquidity and a softness of loan demand, our emphasis on the application of basic credit principles takes on a redoubled level of importance. We firmly believe that a quality-focused credit culture leading to a strong and resilient credit portfolio defines the very essence of value in a financial institution, and it is our view that the value of our banking franchise has been meaningfully enhanced by the results achieved in this key area during 2005.

Second, and as a corollary, we undertook the challenge to accelerate growth in the commercial and construction lending aspects of our business during the past year—to best leverage our capabilities and to recognize shifting opportunities for profitable growth in our core banking business. We are pleased to report that relative portfolio growth was indeed achieved in both of those areas. Of particular note, the size of our construction portfolio has increased by 55% in just the past 18 months, with growth concentrated in the housing and multi-family areas—consistent with the areas of greatest sustained need and opportunity presented by the Bay Area economy.

Third, we completed the operational and financial consolidation of our banking charters during the third quarter of 2005—on time, within budget, and with virtual seamlessness to our clients—a massive undertaking that was executed with unqualified success. This effort involved hundreds of Greater Bay team members who worked for literally thousands of hours over the past two years to make this happen. The result is a more simplified, streamlined, and efficient overall operation that greatly enhances our potential for growth and success in the future.

28 Greater Bay Bancorp

This operational consolidation of our charters also provided the platform that has enabled us to complete an extensive and highly complex effort to standardize and simplify our deposit product offerings—translating into greater efficiency, pricing consistency, flexibility, and responsiveness in meeting the needs of our clients.

And fourth, we initiated a refinement of our business model by establishing and beginning to staff a team of experienced bankers with proven expertise in the area of business development. Once fully operational, we will look to this team to materially augment the inflow of quality-characterized new business relationships to our respective regional community banking franchises—accelerating their growth while also assuring a greater ability to leverage the specialized skills of our people.

These accomplishments focused on and fortified the strategic foundation of our regional community banking business. However, we have also tangibly sustained our belief in the enduring value of diversification—both in terms of geography and with respect to our sources of operating revenue. In that regard, we are pleased with the continued progress and performance of our specialty finance and our commercial insurance brokerage businesses—both of which achieved record levels of performance in 2005.

Our commercial insurance brokerage business, ABD, continued its strategic quest to build upon its position of pre-eminence and strength on the entire West Coast. During the year, ABD completed the successful acquisition of Lucini-Parish, one of the largest and most-respected brokerage firms in the state of Nevada—a complement to its existing leadership in the vibrant California and Washington markets. And it defied the industry-wide decline in insurance premiums by posting significant organic growth in its own right.

In the specialty finance area, our Matsco unit built upon its well-deserved reputation as the nation’s leader in providing financial services to dentists, veterinarians, and other health care professionals—posting another year of double-digit asset growth while maintaining a portfolio of exceptional credit quality. Our small-ticket leasing operation, Greater Bay Capital, surpassed a milestone of $200 million in outstandings in just three years since its founding—again while sustaining enviable asset quality in the process.

All of this was achieved while maintaining a watchful eye on the important areas of interest rate risk, capital, and liquidity management. Prudent administration and control of these risk-related areas are essential to the well being of any sustainably superior financial institution. We believe that the relative stability of our net interest margin during the past year is worthy of particular note as it was achieved in a period characterized by a significant reshaping of the market interest rate environment. As stewards of your interests, we would also note our continued compliance with the spirit and letter of the Sarbanes-Oxley Act during 2005—a benchmark defining the effectiveness of our internal and financial controls.

As always, these accomplishments must be measured against the larger health and vitality of the communities that we serve. We are proud to report that our Foundation once again awarded grants totaling slightly over $1 million to more than 260 deserving

2005 Annual Report 29

non-profit recipients located throughout the greater Bay Area. In addition, we tangibly reaffirmed our commitment to local enterprise by funding more than $70 million in new Small Business Administration loans—which resulted in our being ranked among the largest originators in the Bay Area by the SBA in its most recent report—a significant achievement given the much larger size of many other institutions in this assessment.

For the first time, however, we also were compelled to view our sense of community in a larger context as we sought to respond to the devastation of the South Asian tsunami and of Hurricane Katrina in the southeastern part of our own country. With a sense of both pride and humility, we report to you that the employees and directors of your company responded to those disasters by contributing more than $115,000 to dedicated relief organizations, and that our Foundation both matched and added a combined amount of $100,000 to that total. The personal tragedy experienced by one of our Matsco clients and our efforts to respond to his loss are detailed in this year’s report, and serves as a vivid reminder that our strength ultimately emanates from the well-being of those who we seek to serve.

In closing, we would like to acknowledge the retirement of two founding members of our Board whose leadership and contributions literally provided the cornerstone for all that your company has become—our former President and Chief Executive Officer David Kalkbrenner, and our Audit Committee Chairman Donald Seiler. The legacy of their vision and efforts will continue to inspire our future. We are deeply appreciative of their invaluable service, and have sought to tangibly convey that gratitude by naming each of them as Director Emeritus of the Board.

We are encouraged by the continued resilience of our regional economy and by our success in continuing to attract and retain the talented people who are integral to our future success. We approach our future with optimism and with a steadfast dedication to the principles of service to our clients and our communities that have been the hallmark of our business philosophy. We welcome your suggestions as to how we might better serve your needs, and we thank you for your continued support.

Cordially,

Byron A. Scordelis

President and Chief Executive Officer

Duncan L. Matteson

Chairman of the Board

30 Greater Bay Bancorp

We are three dynamic enterprises.

Yet, while quite different, the essence of each of these businesses is singularly defined by a common element: relationships—with our clients, with our employees, and with our communities. We are privileged t

We are three dynamic enterprises.

Yet, while quite different, the essence of each of these businesses is singularly defined by a common element: relationships—with our clients, with our employees, and with our communities. We are privileged to have earned them, strive every day to merit them, and are passionate about building them. For, without these relationships, we are unable to realize and achieve our very reason for being.



Regional Community Banking

The community banking landscape has seen the recent entrance of many converts and imitators. At Greater Bay, however, community banking is not just fashionable—it is in our DNA. We were founded as a company by experienced community bankers who were committed to their clients and their communities as their way of doing business. This meant a commitment to handcrafted, individually tailored solutions where the "product" and the "solution" are one and the same. It meant unrivalled responsiveness and the benefit of being served by true banking professionals who know both their communities and their business at a level that others cannot match. At its core, the unique strategy that continues to drive our success is simple yet compelling—serving the vast "sweet spot" that exists between the impersonal "one-size-fits-all" approach of mega-banks and the limited product and resource capacity of small localized competitors. Without compromise to our community-focused personality and dedication, every banking franchise in the Greater Bay family is able to offer the sophisticated and comprehensive solutions our clients require to keep pace with fast-moving markets. From cash management to international banking, trust and investment services, to venture banking, and innovative commercial and risk management solutions provided by ABD—solutions delivered by a company with the capital resources to serve the sizeable borrowing needs of many of the rapidly growing and largest enterprises in our lucrative regional markets. Even with this compelling strategy it is the quality of our execution that defines success. We believe that we have distinguished ourselves in this regard, and remain dedicated to these very same strategic principles today, with the belief that they will be delivering growth and value to our shareholders tomorrow.

Colleen M. Anderson
President
Community Banking Group



Specialty Finance

With a mix of commercial financing businesses, our overriding strategy in the specialty finance arena focuses on originating assets in well-established areas of opportunity where execution, efficiency, standardization, productivity, and industry expertise translate into unparalleled client service that optimizes profitability. We pride ourselves on our discipline, and target the higher end of the credit quality spectrum—believing that this approach will lead to superior long-term returns. With that said, we are universally regarded for the personal attention we provide to our clients and for our unmatched efforts to remain better informed than our competitors about industry trends and needs. That knowledge is then translated into practical benefits and value for those we serve. At nearly $900 million in assets, Matsco is one of the largest providers of financing to dentists and veterinarians in the country—and is the only practice finance company endorsed by ADA Member Advantage℠ and recommended by the American Animal Hospital Association. By executing on those same fundamentals, our Greater Bay Capital business has rapidly grown to become a provider of choice to some of the world's largest manufacturers and distributors of small-ticket industrial equipment. As an asset-based lender, our Greater Bay Funding businesses are similarly regarded by business owners and venture-oriented investors whose firms are experiencing unique growth-related needs. And our SBA Lending business has leveraged its Small Business Administration designation as a national "preferred provider" to achieve accelerated levels of high-quality growth in support of the needs of entrepreneurs in our communities. We embrace our strategic focus in all of these businesses, and are proud to have delivered another year of solid growth and outstanding credit quality to our shareholders.

Keith Wilton
President
Specialty Finance Group



ABD Insurance

At ABD, our mission is to provide a broad spectrum of collaborative, insightful, and cost-effective commercial insurance and risk management solutions to our clients. Our stated strategy is to build our business through a thoughtful blend of organic and aggregated growth—an approach that we have successfully executed since joining Greater Bay in 2002. We have accomplished this while maintaining a desirably diversified mix of business spanning both the property-casualty and employee benefits areas. Our geographic focus is concentrated in the western United States, and we have delivered on that intent by adding the most respected commercial insurance brokerage firms in the states of Washington and Nevada to the ABD family in just the past three years. While targeting the lucrative middle market, we possess and regularly demonstrate our capability to serve the most sophisticated global insurance needs of companies residing in the Fortune 500 as well. Overlaying these product-, geographic-, and segment-related areas of focus, we are also proud of our practice-oriented expertise that has enabled us to build formidable industry-specific share positions in technology, biotechnology, construction, agribusiness, wine production, and other key segments that are consistent with the strengths of our West Coast markets. With revenues in 2005 of $154 million, and with our 13 office locations plus our leading-edge interactive Cybersure® website, we are proud to have grown to become the largest commercial insurance brokerage firm headquartered on the West Coast—and the fourth largest bank-owned brokerage firm in the nation. With our proven strategy in place and our partnerships with Greater Bay fully engaged, we believe that the best is still to come.

Dan R. Francis
President and CEO
ABD Insurance and Financial Services

2005 Annual Report 31

Selected Financial Highlights

Net Income (in millions)

2005 $ 97.2

2004 $ 92.9

2003 $ 92.0

2002 $ 124.3

2001 $ 79.8

Net Income per Diluted Share

2005 $ 1.64

2004 $ 1.50

2003 $ 1.62

2002 $ 2.30

2001 $ 1.57

Return on Average Assets

2005 1.37%

2004 1.25%

2003 1.16%

2002 1.49%

2001 1.18%

Regulatory Capital Total Capital to Risk Weighted Assets

2005 13.26%

2004 14.27%

2003 14.13%

2002 12.97%

2001 12.79%

Allowance for Loan and Lease Losses (in millions)

2005 $ 82.2

2004 $ 107.5

2003 $ 124.5

2002 $ 128.0

2001 $ 122.5

Allowance for Loan and Lease Losses to Total Loans

2005 1.73%

2004 2.39%

2003 2.72%

2002 2.63%

2001 2.70%

Assets (in billions)

2005 $ 7.12

2004 $ 6.95

2003 $ 7.62

2002 $ 8.13

2001 $ 7.91

Loans, net (in billions)

2005 $ 4.65

2004 $ 4.38

2003 $ 4.43

2002 $ 4.71

2001 $ 4.40

Core Deposits* (in billions)

2005 $ 4.56

2004 $ 4.81

2003 $ 4.56

2002 $ 4.43

2001 $ 4.07

* Core deposits exclude brokered and other wholesale deposits.

32 Greater Bay Bancorp

Core Deposit Portfolio Composition* (in billions)

A Demand, non-interest-bearing $ 1.09 24%

B MMDA, NOW, and savings 3.00 66%

C Time certificates, $100,000 and over 0.25 5%

D Other time certificates 0.22 5%

Core Deposits $ 4.56 100%

Loan Portfolio Composition (in billions)

A Commercial $ 2.07 44%

B Term real estate—commercial 1.39 29%

C Real estate construction and land 0.64 14%

D Residential mortgage 0.27 6%

E Real estate other 0.26 5%

F Consumer and other 0.11 2%

Loans, Gross $ 4.74 100%

* Core deposits exclude brokered and other wholesale deposits.

2005 Annual Report 33

Selected Financial Highlights

As of and for the five years ended December 31, 2005 (dollars in thousands, except share and per share amounts)

2005 2004 2003 20021 2001

Condensed Consolidated Statements of Operations and Comprehensive Income

Interest income $ 390,783 $ 376,499 $ 407,719 $ 505,412 $ 507,241

Interest expense 123,573 90,876 109,838 160,555 199,793

Net interest income 267,210 285,623 297,881 344,857 307,448

Provision for / (recovery of) credit losses (13,269) 5,521 28,195 59,776 54,727

Net interest income after provision for / (recovery of) credit losses 280,479 280,102 269,686 285,081 252,721

Non-interest income 211,932 186,585 171,542 156,122 44,842

Operating expenses 336,061 314,315 292,208 244,876 191,279

Income before income tax expense 156,350 152,372 149,020 196,327 106,284

Income tax expense 59,123 59,453 57,017 72,053 26,468

Net income 97,227 92,919 92,003 124,274 79,816

Other comprehensive income / (loss) (9,209) (18,683) (18,415) 14,657 10,002

Comprehensive income $ 88,018 $ 74,236 $ 73,588 $ 138,931 $ 89,818

Share Data

Earnings per common share:

Basic $ 1.77 $ 1.68 $ 1.65 $ 2.35 $ 1.61

Diluted2 $ 1.64 $ 1.50 $ 1.62 $ 2.30 $ 1.57

Cash dividends per common share $ 0.60 $ 0.57 $ 0.54 $ 0.49 $ 0.43

Book value per common share $ 13.48 $ 12.88 $ 12.54 $ 11.64 $ 9.31

Common shares outstanding at year end 49,906,058 51,179,450 52,529,850 51,577,795 49,831,682

Average common shares outstanding 50,730,000 51,468,000 52,040,000 51,056,000 49,498,000

Average common and potential common shares outstanding2 55,058,000 57,881,000 53,008,000 54,146,000 50,940,000

Performance Ratios

Return on average assets 1.37% 1.25% 1.16% 1.49% 1.18%

Return on average common shareholders’ equity 14.54% 14.21% 14.52% 22.43% 17.83%

Return on average total equity 12.59% 12.45% 12.88% 20.29% 17.83%

Net interest margin 4.35% 4.35% 4.19% 4.50% 4.63%

Common dividend payout ratio 33.86% 33.93% 32.73% 20.85% 26.71%

Average equity to average assets ratio 10.90% 10.98% 8.98% 7.35% 6.60%

Balance Sheet Data—At Period End

Assets $ 7,120,969 $ 6,951,171 $ 7,621,056 $ 8,132,000 $ 7,911,611

Loans, net $ 4,645,810 $ 4,380,717 $ 4,434,412 $ 4,714,649 $ 4,398,759

Securities $ 1,493,584 $ 1,602,268 $ 2,221,304 $ 2,558,390 $ 2,966,643

Deposits $ 5,058,539 $ 5,102,839 $ 5,312,667 $ 5,272,273 $ 4,990,071

Borrowings $ 1,008,113 $ 788,975 $ 1,282,191 $ 1,947,554 $ 2,320,671

Minority interest: preferred stock of real estate investment trust $ 12,699 $ 12,621 $ 12,162 $ 12,510 $ 15,000

Convertible preferred stock $ 103,387 $ 103,816 $ 91,752 $ 80,900 $ -

Common shareholders’ equity $ 672,624 $ 659,250 $ 658,765 $ 600,159 $ 463,684

Asset Quality Ratios

Nonperforming loans3 to total loans 1.50% 0.97% 1.35% 0.78% 0.68%

Nonperforming assets3 to total assets 1.01% 0.64% 0.82% 0.48% 0.39%

Allowance for loan and lease losses to total loans 1.73% 2.39% 2.72% 2.63% 2.70%

Allowance for loan and lease losses to nonperforming loans3 115.56% 245.97% 201.76% 339.00% 395.70%

Net charge-offs to average loans 0.24% 0.39% 0.67% 1.18% 0.58%

Regulatory Capital Ratios

Tier I leverage ratio 10.41% 10.67% 9.98% 8.61% 8.01%

Tier I risk-based capital ratio 12.01% 13.01% 12.87% 11.71% 10.49%

Total risk-based capital ratio 13.26% 14.27% 14.13% 12.97% 12.79%

1 In March 2002, we acquired ABD and began to earn insurance brokerage commissions, which are included in non-interest income.

2 The years ended December 31, 2003, 2002, and 2001 have been restated to reflect the December 31, 2004 adoption of Emerging Issues Task Force Issue No. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings per Share.”

3 Nonperforming loans exclude accruing loans past due 90 days or more and restructured loans. Nonperforming loans at December 31, 2005 include a single client relationship totaling $36.8 million that was placed on nonaccrual status during the second quarter of 2005 and was paid off during the first quarter of 2006. This payoff is described further in Note 26—Subsequent Events of the Notes To Consolidated Financial Statements in our Annual Report on Form 10-K.

34 Greater Bay Bancorp

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets As of December 31,

(dollars in thousands) 2005 2004

Assets

Cash and cash equivalents $ 152,153 $ 171,657

Securities 1,493,584 1,602,268

Loans, net 4,645,810 4,380,717

Other assets 829,422 796,529

Total assets $ 7,120,969 $ 6,951,171

Liabilities and shareholders’ equity

Deposits $ 5,058,539 $ 5,102,839

Borrowings 1,008,113 788,975

Other liabilities 265,607 283,670

Preferred stock of real estate investment trust subsidiaries 12,699 12,621

Shareholders’ equity 776,011 763,066

Total liabilities and shareholders’ equity $ 7,120,969 $ 6,951,171

See notes to consolidated financial statements in our Annual Report on Form 10-K.

Condensed Consolidated Statements of Shareholders’ Equity For the years ended December 31,

(dollars in thousands) 2005 2004 2003

Beginning balance $ 763,066 $ 750,517 $ 681,059

Net income 97,227 92,919 92,003

Other comprehensive loss, net of taxes (9,209) (18,683) (18,415)

7.25% convertible preferred stock issued in purchase accounting transaction 572 12,197 10,852

Stock issued via employee benefit plans and Dividend Reinvestment Plan 22,840 20,658 19,129

Stock repurchased (60,778) (59,212) -

Cash dividends declared (37,707) (35,330) (34,111) Ending balance $ 776,011 $ 763,066 $ 750,517

See notes to consolidated financial statements in our Annual Report on Form 10-K.

2005 Annual Report 35

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows For the years ended December 31,

(dollars in thousands) 2005 2004 2003

Cash flows—operating activities

Net income $ 97,227 $ 92,919 $ 92,003

Other, net 32,651 (928) 72,046

Operating cash flows, net 129,878 91,991 164,049

Cash flows—investing activities

Securities, net 91,840 599,171 294,695

Loans, net (248,630) 6,443 163,965

Other, net (67,034) (23,871) (17,957)

Investing cash flows, net (223,824) 581,743 440,703

Cash flows—financing activities

Net change in deposits (44,300) (209,828) 40,394

Net change in borrowings 203,646 (493,410) (667,012)

Cash dividends (39,299) (35,334) (34,111)

Other, net (45,605) (39,396) 17,354

Financing cash flows, net 74,442 (777,968) (643,375)

Net change in cash and cash equivalents (19,504) (104,234) (38,623)

Cash and cash equivalents at beginning of period 171,657 275,891 314,514

Cash and cash equivalents at end of period $ 152,153 $ 171,657 $ 275,891

See notes to consolidated financial statements in our Annual Report on Form 10-K.

36 Greater Bay Bancorp

Greater Bay Bancorp

Board of Directors

Duncan L. Matteson

Chairman Greater

Bay Bancorp

Chairman

The Matteson Companies

Byron A. Scordelis

President and Chief Executive Officer

Greater Bay Bancorp

Frederick J. de Grosz

Co-Chairman

ABD Insurance and Financial Services

John M. Gatto

Vice Chairman

Greater Bay Bancorp Architect Maria Enterprises

Robert B. Kaplan

Senior Executive and Management Consultant

Kaplan & Company

Daniel G. Libarle

President and Owner

Lace House Linen

Arthur K. Lund

Attorney at Law

Hoge Fenton Jones & Appel, Inc.

George M. Marcus

Chairman

The Marcus & Millichap Company

Glen McLaughlin

Retired President and Chief Executive Officer

Venture Leasing Associates

Linda R. Meier

Community Volunteer

Thomas E. Randlett

Director

LECG, LLC

Certified Public Accountant

Donald H. Seiler

Founder

Seiler and Company

Certified Public Accountants

James C. Thompson

Partner

Comstock, Thompson, Kontz & Brenner Attorneys at Law

2005 Annual Report 37

Greater Bay Bancorp

Executive Officers

Byron A. Scordelis

President and Chief Executive Officer

Colleen M. Anderson

Executive Vice President

Community Banking

Peggy Hiraoka

Executive Vice President

Human Resources

Kamran F. Husain

Senior Vice President, Controller, and Chief Accounting Officer

Linda M. Iannone

Senior Vice President, General Counsel, and Corporate Secretary

Kenneth A. Shannon

Executive Vice President and Chief Risk Officer

James S. Westfall

Executive Vice President and Chief Financial Officer

ABD Insurance and Financial Services

Board of Directors

Bruce M. Basso

Co-Chairman

ABD Insurance and Financial Services

Frederick J. de Grosz

Co-Chairman

ABD Insurance and Financial Services

Daniel R. Francis

President and Chief Executive Officer

ABD Insurance and Financial Services

James Czesak

Executive Vice President

ABD Insurance and Financial Services

James H. Hall President

Employee Benefit Services

ABD Insurance and Financial Services

Duncan L. Matteson

Chairman

Greater Bay Bancorp Chairman The Matteson Companies

Byron A. Scordelis

President and Chief Executive Officer Greater Bay Bancorp

38 Greater Bay Bancorp

Community Banking Strategic Development Boards

Bank of Petaluma

Howard B. Daulton II President and Chief Executive Officer Bank of Petaluma

Walter E. Bragdon Retired President and Chief Executive Officer Bank of Petaluma

John H. Dado Retired CPA

Robert W. Giacomini President

Robert Giacomini Dairy, Inc.

Henry C. Hansel President Hansel Auto Group

Max K. Herzog President and Owner Sleepy Hollow Dairy and Sleepy Hollow Vineyards

John J. King, Jr. Of Counsel

Anderson, Zeigler, Disharoon, Gallagher & Gray

Daniel G. Libarle President and Owner Lace House Linen, Inc.

James E. McCaffrey Sole Proprietor McCaffrey Offices

William H. McDevitt President McDevitt & McDevitt Construction Corp.

William J. McDowell Owner McDowell Dairy

Bank of Santa Clara

Teresa C. Lachenbruch President and Chief Executive Officer Bank of Santa Clara

Louis F. Boitano Senior Partner

Boitano, Sargent & Lilly, LLP

A. Stanley Chinchen Private Investor

Gerald R. Graham Chairman Reed & Graham, Inc.

Louis J. Mariani Owner

Mariani’s Restaurant and Inn

Donald R. Von Raesfeld Retired City Manager City of Santa Clara

T. John Whalen Professor of Economics Santa Clara University

Bay Area Bank

Frank M. Bartaldo, Jr. President and Chief Executive Officer Bay Area Bank

Robert R. Haight Private Investor

David J. Macdonald Real Estate Broker

David J. Macdonald Real Estate

Dennis W. Royer Real Estate Broker

Coast Commercial Bank

Sandi K. Eason President and

Chief Executive Officer Coast Commercial Bank

William Brooks Owner Brooks Properties

Gilbert W.“Bud” Cummings Retired

Frank Minuti, Jr.

Certified Public Accountant & President Berger-Lewis Accountancy

Robert Murphy Branch President, Central Coast Division ABD Insurance & Financial Services

Harvey J. Nickelson Retired President and Chief Executive Officer Coast Commercial Bank

Gus J. Norton Retired

James C. Thompson Attorney at Law & Partner Comstock, Thompson, Kontz & Brenner

Cupertino National Bank

Teresa C. Lachenbruch President and Chief Executive Officer Cupertino National Bank

C. Donald Allen Financial Consultant

Stephen C. Andrews Retired President McWhorters Stationers

Carl E. Cookson Owner Business Connections

Janet M. De Carli Broker

Coldwell Banker Real Estate

John M. Gatto Vice Chairman Greater Bay Bancorp Architect Maria Enterprises

James E. Jackson

Attorney at Law

James E. Jackson, A Professional Corp.

Cynthia Kenyon-Lazares President

CBIZ—Mayer Hoffman McCann

Rex D. Lindsay Private Investor

Richard W. Lowenthal Council Member City of Cupertino

Glen McLaughlin Retired President and Chief Executive Officer Venture Leasing Associates

Steven C. Smith Financial Consultant

John M. Sobrato General Partner

Sobrato Development Companies

Devendra Verma

Private Investor and Partner Edgewood Ventures Partners

Dennis S. Whittaker President

Whittaker Insurance Agency, Inc.

2005 Annual Report 39

Community Banking Strategic Development Boards

(Continued)

Golden Gate Bank

James P. Williams President and Chief Operating Officer Golden Gate Bank

Mara Brazer Principal, Public Relations and Marketing Consultant Brazer Communications

George H. Clyde, Jr. Attorney at Law Rules Advisor The 2007 America’s Cup

Kay Dryden Attorney at Law

Mary C. Falvey Management Consultant Falvey Associates

Arthur K. Lund Attorney at Law Hoge, Fenton, Jones & Appel, Inc.

Robert A. Luster Chief Executive Officer Luster National, Inc.

Mid-Peninsula Bank

Stephen G. Heitel President and Chief Executive Officer Mid-Peninsula Bank

David L. Kalkbrenner Retired President and Chief Executive Officer Greater Bay Bancorp

Lawrence A. Aufmuth Principal Aufmuth Law Corporation

Allan F. Brown Chairman Vance Brown, Inc.

James G. B. DeMartini, III Managing Partner Seiler & Company, LLP

Murray B. Dey Executive Vice President Greater Bay Bank

Leonard W. Ely Retired President Ely Motor Company

Timothy Howard General Partner CHP Capital

R. Hewlett Lee, MD Retired Surgeon and Former Executive Director Palo Alto Medical Clinic

Helen C. Leong Managing Partner Leong Ventures

Dennis A. LeVett President Strutz-LeVett Company

Warren R. Thoits Attorney at Law

Thoits, Love, Hershberger & McLean

Donald A. Way Chairman and Chief Executive Officer Thoits Insurance Service, Inc.

Mt. Diablo National Bank

J. Craig Van Selow President and Chief Executive Officer Mt. Diablo National Bank

Robert Y. Anderson, CPA, CFP, CVA Partner Burr, Pilger & Mayer, LLP

Michael K. Brown Attorney at Law Morgan Miller Blair

Frank L. Capilla Chairman Can-Am Plumbing

John P. Ferreri President

Ferreri Investment Corp.

Stephen D. Roath

Retired Chief Executive Officer Longs Drug Stores Corp.

Mark O. Sweeney Principal CM Realty

James N. Vlamis Retired Director of Sales—Retail Dreyer’s Grand Ice Cream

Peninsula Bank of Commerce

Mark F. Doiron President and Chief Executive Officer Peninsula Bank of Commerce

Francis G. Azzopardi Partner

South City Lumber, Inc., and Pacific Manor Hardware, Inc.

George R. Corey Senior Partner

Corey, Luzaich, Pliska, De Ghetaldi & Nastari, LLP

Daniel J. Harrington CPA and Partner Good & Fowler, LLP

Robert A. Marshall, Sr. Principal Marshall Realty

Joseph W. Welch President

San Bruno Investment Co., Inc. Partner Welch Family Partnership

San Jose National Bank

Teresa C. Lachenbruch President and Chief Executive Officer San Jose National Bank

Ray S. Akamine Chief Financial Officer Hill View Packing Co., Inc.

Rod Diridon, Sr. Executive Director

Mineta Transportation Institute

Arthur K. Lund Attorney at Law

Hoge, Fenton, Jones & Appel, Inc.

William Matusich President Ruzzo, School & Murphy Accountancy Corporation, Certified Public Accountants

Diane P. Rubino President

Hill View Packing Co., Inc.

40 Greater Bay Bancorp

Corporate Directory

Community Banking

Bank of Petaluma 800 North McDowell Blvd. Petaluma, CA 94952 707-765-2222

Bank of Santa Clara 1995 El Camino Real Santa Clara, CA 95050 408-496-4800

Bay Area Bank 900 Veterans Blvd. Redwood City, CA 94063 650-367-1600

Bay Bank of Commerce 1495 East 14th Street San Leandro, CA 94577 510-357-2265

Coast Commercial Bank 75 River Street Santa Cruz, CA 95060 831-458-4500

Cupertino National Bank 20230 Stevens Creek Blvd. Cupertino, CA 95014 408-996-1144

Golden Gate Bank 225 Bush Street, #100 San Francisco, CA 94104 415-421-9000

Mid-Peninsula Bank 420 Cowper Street Palo Alto, CA 94301 650-614-5780

Mt. Diablo National Bank 1255 Treat Blvd., Suite 160 Walnut Creek, CA 94597 925-979-2616

Peninsula Bank of Commerce 1001 Broadway Millbrae, CA 94030 650-697-4333

San Jose National Bank One North Market Street San Jose, CA 95113 408-947-7562

Greater Bay Bank Mission between 5th & 6th Carmel-by-the-Sea, CA 93921 831-620-0140

Greater Bay Bank 39470 Paseo Padre Pkwy, Fremont, CA 94538 510-818-2900

Greater Bay Bank 60 South Market Street, #100 San Jose, CA 95113 408-286-1595

Greater Bay Bank 999 Fifth Avenue, #100 San Rafael, CA 94901 415-258-8595

Greater Bay Bank 1255 Treat Blvd., #100 Walnut Creek, CA 94597 925-979-7200

Greater Bay Private Capital Banking 400 Emerson Street Palo Alto, CA 94301 650-614-5700

Greater Bay Venture Banking Three Palo Alto Square, #150 Palo Alto, CA 94306 650-813-3800 Specialized Financial Businesses

Greater Bay Business Funding 3006 Northup Way, #103 Bellevue, WA 98004 800-958-2890

Greater Bay Capital 100 Tri-State International, #140 Lincolnshire, IL 60069 800-570-3607

Greater Bay International Banking 225 Bush Street, #100 San Francisco, CA 94104 800-891-1112

Greater Bay SBA Lending 60 South Market Street San Jose, CA 95113 800-722-4711

Greater Bay Trust Company 400 Emerson Street, 2nd Floor Palo Alto, CA 94301 650-614-5711

Matsco 2000 Powell Street, 4th Floor Emeryville, CA 94608 800-326-0376 Insurance Brokerage

ABD Insurance and Financial Services 305 Walnut Street Redwood City, CA 94063 650-839-6000

Foundation

Greater Bay Bancorp Foundation 1900 University Avenue, 6th Floor East Palo Alto, CA 94303 650-838-6142

2005 Annual Report 41

Corporate and Investor Information

Administrative Office

Greater Bay Bancorp

1900 University Avenue, 6th Floor East Palo Alto, CA 94303 650-813-8200 www.gbbk.com

Corporate Counsel

Manatt, Phelps & Phillips, LLP 11355 West Olympic Blvd. Los Angeles, CA 90064 310-312-4000

Registrar and Transfer Agent

Wells Fargo Shareowners Services 161 North Concord Exchange St. South St. Paul, MN 55975-1139 800-468-9716

Certified Public Accountants

PricewaterhouseCoopers, LLP Three Embarcadero Center San Francisco, CA 94111 415-498-5000

Stock Information (per share) Our common stock is traded on the Nasdaq under the symbol GBBK.

Additional Financial Reports

For information beyond that shown in this report, shareholders may receive, without charge, the Company’s Annual Report on Form 10-K for 2005, which was filed with the SEC, and is available online at www.gbbk.com or by writing to:

James S. Westfall

Executive Vice President and Chief Financial Officer Greater Bay Bancorp 1900 University Avenue, 6th Floor East Palo Alto, CA 94303

Quarter ended High Low Common Cash Dividends Declared

2005

December 31 $ 27.25 $ 22.73 $ 0.1500

September 30 $ 27.94 $ 23.91 $ 0.1500

June 30 $ 26.35 $ 22.55 $ 0.1500

March 31 $ 28.73 $ 24.41 $ 0.1500

2004

December 31 $ 31.82 $ 27.88 $ 0.1425

September 30 $ 30.00 $ 25.07 $ 0.1425

June 30 $ 30.01 $ 27.02 $ 0.1425

March 31 $ 30.21 $ 26.76 $ 0.1425

Concept and Design: Cahan & Associates, San Francisco Photography: Erik Almas Photography page 37: Vince Tarry Copywriting: Judith Gordon

42 Greater Bay Bancorp

We invite you to see for yourself.

Greater Bay Bancorp 1900 University Avenue, 6th Floor, East Palo Alto, California 94303 650-813-8200 www.gbbk.com